UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-21272
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	July 1, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sanmina-SCI Corporation
Full Name of Registrant

Former Name if Applicable

2700 North First Street
Address of Principal Executive Office (Street and Number)

San Jose, California 95134
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sanmina-SCI Corporation (the “Company”) will be unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2006 on a timely basis. As previously announced, the Company’s Board of Directors formed an independent special committee of the Board to review certain matters concerning the Company’s stock option administration policies and practices dating back to January 1, 1997 and the related accounting implications. At this time, the special committee is still conducting its investigation, and has not reached any conclusions about the Company’s stock option practices and the related accounting treatment.

As reported in the Company’s press release dated July 26, 2006, the Company will not be in a position to announce financial results, other than its revenue reported in such release, for the fiscal quarter ended July 1, 2006 until the investigation is complete. The Company intends to file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2006 as soon as practicable after the completion of the investigation by the independent special committee.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David L. White	408	964-3500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐ No

At this time, the special committee is still conducting its investigation, as a result the Company is unable to determine if there will be any significant change in result of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statements to be included in the subject report or portion thereof.

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sanmina-SCI Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 11, 2006	By	/s/ David L. White
David L. White, Executive Vice President and
Chief Financial Officer